Exhibit 99.6

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended December 31, 2012

(Expressed in thousands of US dollars, unless otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	Third Quarter Fiscal 2013 Highlights	2
3.	Operating Performance	3
4.	Third Quarter Fiscal 2013 Financial Results	16
5.	Liquidity and Capital Resources	19
6.	Financial Instruments and Related Risks	20
7.	Off-Balance Sheet Arrangements	22
8.	Transactions with Related Parties	22
9.	Critical Accounting Policies and Estimates	23
10.	Future Accounting Changes	24
11.	Other MD&A Requirements	24
12.	Outstanding Share Data	25
13.	Risks and Uncertainties	25
14.	Disclosure Controls and Procedures	26
15.	Changes in Internal Control over Financial Reporting	26
16.	Directors and Officers	26
Forward Looking Statements		26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and nine months ended December 31, 2012 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2012, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Silvercorp’s significant accounting policies are set out in Note 2 of the condensed consolidated interim financial statements for the three and nine months ended December 31, 2012, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2012. This MD&A refers to various non-IFRS measures, such as cash flow from operations per share and cash and total production cost per ounce of silver. Those measures are used by the Company to manage and evaluate operating performance and its ability to generate cash. These measures are widely reported in the silver mining industry as benchmarks for performance. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable. This MD&A is prepared as of February 8, 2013.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in Henan Province, China. In 2011, Silvercorp acquired the XBG and XHP silver-gold-zinc projects near the Ying Mining District in Henan Province. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently completing construction of the GC silver-lead-zinc project in Guangdong Province which will become its third production base in China. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high-grade silver-lead-zinc mine project in northern British Columbia. The Company’s shares are traded on the New York Stock Exchange and the Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

2.	Third Quarter Fiscal 2013 Highlights

  Silver production of 1.52 million ounces;

  Gold production of 5,676 ounces;

  Sales of $58.7 million;

  Adjusted net income1 of $14.9 million, or $0.09 per share;

  Cash flow from operations of $27.8 million, or $0.16 per share;

  Cash cost of negative $0.17 per ounce of silver at the Ying Mining District2 ;

  Payment of $4.3 million, or CAD$0.025 per share, in quarterly dividends to shareholders;

  Reported high grade silver-lead-zinc intercepts from the SGX mine and the GC project.

1 A non-IFRS measure, see section 4.
2 Ying Mining District represents consolidated results from the SGX (Ying), HPG, TLP, and LM mines.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	Operating Performance

a)	Mine Production

For the three months ended December 31, 2012 (“Q3 Fiscal 2013”), on a consolidated basis, the Company mined 281,184 tonnes of ore, a 31% increase compared to 215,274 tonnes in the three months ended December 31, 2011 (“Q3 Fiscal 2012”). For the nine months ended December 31, 2012, the Company mined 732,591 tonnes of ore, a 22% increase compared to 601,688 tonnes in the same prior year period. The increased mine production was achieved through increases in production from the Ying Mining District, full operation of the BYP mine as well as the processing of development tunnel ore at the X mines3.

b)	Milling

In Q3 Fiscal 2013, on a consolidated basis, the Company milled 286,728 tonnes of ore, a 31% increase compared to 219,469 tonnes in Q3 Fiscal 2012. For the nine months ended December 31, 2012, the Company milled 752,600 tonnes of ore, a 25% increase compared to 602,337 in the same prior year period. The Ying Mining District has a total milling capacity of 3,200 tonnes per day (“t/d”) or approximately 1 million tonnes per year. The BYP mine and X mines have current milling capacities of 500 t/d and 1,350 t/d respectively.

c)	Mining Cost

In Q3 Fiscal 2013, the consolidated total mining cost and the cash mining cost were $65.26 and $50.98 per tonne comparable to $64.50 and $48.92 per tonne, respectively, in Q3 Fiscal 2012. The major components of cash mining cost consisted of: 36% for mining contractor costs (Q3 Fiscal 2012 – 38%); 14% for materials and supplies (Q3 Fiscal 2012 – 15%); 20% for labour costs (Q3 Fiscal 2012 – 22%); 6% for utility costs (Q3 Fiscal 2012 – 4%); 16% for mining preparation and infill drilling costs (Q3 Fiscal 2012 – 13%) and 8% for other costs (Q3 Fiscal 2012 – 8%).

For the nine months ended December 31, 2012, the consolidated total mining cost and the cash mining cost were $64.60 and $50.67 per tonne compared to $59.24 and $45.84, respectively, in the same prior year period. The major components of cash mining cost consisted of: 38% for mining contractor costs (nine months ended December 31, 2011 – 40%); 15% for materials and supplies (nine months ended December 31, 2011 – 16%); 20% for labour costs (nine months ended December 31, 2011 – 19%); 6% for utility costs (nine months ended December 31, 2011 – 5%); 13% for mining preparation and infill drilling costs (nine months ended December 31, 2011 – 13%) and 8% for other costs (nine months ended December 31, 2011 – 7%).

The overall increase in cash mining cost per tonne was mainly due to (i) an increase in labour costs for both the Company’s employees as well as those of its mining contractors; and (ii) the impact of US dollar depreciation versus the Chinese RMB.

d)	Milling Cost

In Q3 Fiscal 2013, the consolidated total milling cost and cash milling cost were $14.23 and $12.72 per tonne compared to $16.64 and $15.12 per tonne, respectively, in Q3 Fiscal 2012. The major components of cash milling costs consisted of: 24% for raw materials (Q3 Fiscal 2012 – 27%); 32% for utilities (Q3 Fiscal 2012 – 28%); 16% for mineral resources tax (Q3 Fiscal 2012 – 13%); 22% for labour costs (Q3 Fiscal 2012 – 23%) and 6% for milling related administrative and other costs (Q3 Fiscal 2012 –9%).

For the nine months ended December 31, 2012, the consolidated total milling cost and cash milling cost were $14.56 and $13.04 per tonne compared to $15.20 and $13.70 per tonne, respectively, in the same prior year period. The major components of cash milling costs consisted of: 24% for raw materials (nine

3 X mines represent consolidated results from the XBG and XHP projects.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

months ended December 31, 2011 – 28%); 33% for utilities (nine months ended December 31, 2011 –29%); 15% for mineral resources tax (nine months ended December 31, 2011 – 14%); 22% for labour costs (nine months ended December 31, 2011 – 21%) and 6% for milling related administrative and other costs (nine months ended December 31, 2011 – 8%). The marginal decrease in the consolidated total milling cost in the nine month period was due to more ore being processed.

e)	Metal Production

In Q3 Fiscal 2013, on a consolidated basis, the Company produced 1.52 million ounces of silver, 5,676 ounces of gold, 16.4 million pounds of lead and 4.0 million pounds of zinc, compared to 1.55 million ounces of silver, 2,879 ounces of gold, 21.0 million pounds of lead and 3.5 million pounds of zinc, respectively, in Q3 Fiscal 2012. Compared to the same quarter last year, the Company produced similar amounts of silver, 97% more gold, but 17% less lead and zinc. The variance in metal production was a result of (i) lower head grades at the Ying Mining District, offset by higher tonnage of ore mined; and (ii) higher head grade at the BYP Mine.

Compared to production in the second quarter of Fiscal 2013, the Company produced 233,000 ounces more silver in the current quarter which is attributable to a 15% increase in ore mined and processed.

For the nine months ended December 31, 2012, on a consolidated basis, the Company produced 4.03 million ounces of silver, 10,810 ounces of gold, 44.1 million pounds of lead and 10.5 million pounds of zinc, compared to 4.52 million ounces of silver, 6,785 ounces of gold, 58.1 million pounds of lead and 10.9 million pounds of zinc, respectively, in the same prior year period.

f)	Cash and Total Cost per Ounce of Silver (Gold from the BYP mine)

In Q3 Fiscal 2013, the consolidated total production cost and cash cost per ounce of silver were $1.52 and negative $0.17 compared to negative $2.58 and negative $4.56, respectively, in Q3 Fiscal 2012.

For the nine months ended December 31, 2012, the consolidated total production cost and cash cost per ounce of silver were $1.66 and negative $0.26 compared to negative $3.49 and negative $5.25, respectively in the same prior year period. The increase was a result of higher production costs, as noted above, and a decrease in by-product metal credits.

To facilitate a better understanding of cash and total production cost per ounce of silver (non-IFRS measures), the following tables provide a reconciliation of those measures to the financial statements for the three and nine months ended December 31, 2012 and 2011, respectively:

Three months ended December 31, 2012
	Ying Mining
	District	X Mines	Total
Cost of sales	$18,368	$-	$18,368
By-product lead, zinc, and gold sales	(16,074)	-	(16,074)
Total adjusted cost of sales	2,294	-	2,294
Divided by thousands of silver ounces sold	1,508	-	1,508
Total production cost per ounce of silver	$1.52	$-	$1.52

Total adjusted cost of sales	$2,294	$-	$2,294
Amortization and depletion	(2,554)	-	(2,554)
Total adjusted cash cost	(260)	-	(260)
Divided by thousands of silver ounces sold	1,508	-	1,508
Total cash cost per ounce of silver	$(0.17)	$-	$(0.17)

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Three months ended December 31, 2011
	Ying Mining
	District	X Mines	Total
Cost of sales	$15,950	$641	$16,591
By-product lead, zinc, and gold sales	(20,063)	(514)	(20,577)
Total adjusted cost of sales	(4,113)	127	(3,986)
Divided by thousands of silver ounces sold	1,542	6	1,548
Total production cost per ounce of silver	$(2.67)	$21.17	$(2.58)

Total adjusted cost of sales	$(4,113)	$127	$(3,986)
Amortization and depletion	(3,040)	(33)	(3,073)
Total adjusted cash cost	(7,153)	94	(7,059)
Divided by thousands of silver ounces sold	1,542	6	1,548
Total cash cost per ounce of silver	$(4.64)	$17.20	$(4.56)

Nine months ended December 31, 2012
	Ying Mining
	District	X Mines	Total
Cost of sales	$51,072	$-	$51,072
By-product lead, zinc, and gold sales	(44,409)	-	(44,409)
Total adjusted cost of sales	6,663	-	6,663
Divided by thousands of silver ounces sold	4,009	-	4,009
Total production cost per ounce of silver	$1.66	$-	$1.66

Total adjusted cost of sales	$6,663	$-	$6,663
Amortization and depletion	(7,695)	-	(7,695)
Total adjusted cash cost	(1,032)	-	(1,032)
Divided by thousands of silver ounces sold	4,009	-	4,009
Total cash cost per ounce of silver	$(0.26)	$-	$(0.26)

NIne months ended December 31, 2011
	Ying Mining
	District	X Mines	Total
Cost of sales	$43,315	$641	$43,956
By-product lead, zinc, and gold sales	(59,195)	(514)	(59,709)
Total adjusted cost of sales	(15,880)	127	(15,753)
Divided by thousands of silver ounces sold	4,512	6	4,518
Total production cost per ounce of silver	$(3.52)	$21.33	$(3.49)

Total adjusted cost of sales	$(15,880)	$127	$(15,753)
Amortization and depletion	(7,940)	(33)	(7,973)
Total adjusted cash cost	(23,820)	94	(23,726)
Divided by thousands of silver ounces sold	4,512	6	4,518
Total cash cost per ounce of silver	$(5.28)	$17.27	$(5.25)

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following tables provide a reconciliation of cash and total production cost per ounce of gold (non-IFRS measures) for production results from the BYP mine for the three and nine months ended December 31, 2012 and 2011, respectively:

BYP
	Three months ended,	Nine months ended,
	December 31, 2012	December 31, 2012
Cost of sales	$2,873	$5,609
By-product lead and zinc sales	(158)	(158)
Total adjusted cost of sales	2,715	5,451
Divided by thousands of gold ounces sold	4.3	7.2
Total production cost per ounce of gold	$630	$752

Total adjusted cost of sales	$2,715	$5,451
Amortization and depletion	(1,568)	(2,872)
Total adjusted cash cost	1,147	2,579
Divided by thousands of gold ounces sold	4.3	7.2
Total cash cost per ounce of gold	$266	$356

BYP
	Three months ended,	Ni ne months ended,
	December 31, 2011	December 31, 2011
Cost of sales	$1,735	$2,864
By-product lead and zinc sales	-	-
Total adjusted cost of sales	1,735	2,864
Divided by thousands of gold ounces s old	1.8	4.0
Total production cost per ounce of gold	$943	$708

Total adjusted cost of sales	$1,735	$2,864
Amortiza tion and depletion	(728)	(1,249)
Total adjusted cash cost	1,007	1,615
Divided by thousands of gold ounces s old	1.8	4.0
Total cash cost per ounce of gold	$547	$399

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

g)	Operation Review

The following table summarizes consolidated and each mining district’s operational information for the three months ended December 31, 2012:

		Three months ended December 31, 2012
	Ying Mining
	District[1]	X Mines[2]		BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,334	-		-	2,334
Stockpiled Ore (tonne)	234,360	8,932	*	35,558	278,850
	236,694	8,932		35,558	281,184
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,334	-		-	2,334
Ore Milled (tonne)	224,430	27,265	*	32,699	284,394
	226,764	27,265		32,699	286,728
Mining cost per tonne of ore mined ($)	64.47	-		70.48	65.26
Cash mining cost per tonne of ore mined ($)	54.92	-		24.72	50.98
Non cash mining cost per tonne of ore mined ($)	9.55	-		45.76	14.28

Unit shipping costs($)	3.62	-		-	3.62

Milling cost per tonne of ore milled ($)	14.20	-		14.39	14.23
Cash milling cost per tonne of ore milled ($)	12.61	-		13.49	12.72
Non cash milling cost per tonne of ore milled ($)	1.60	-		0.89	1.51

Average Production Cost
Silver ($ per ounce)	8.53	-		-	8.53
Gold ($ per ounce)	409	-		646	412
Lead ($ per pound)	0.27	-		-	0.27
Zinc ($ per pound)	0.22	-		-	0.22

Total production cost per ounce of Silver ($)	1.52	-			1.52
Total cash cost per ounce of Silver ($)	(0.17)	-			(0.17)

Total production cost per ounce of Gold ($)				630	630
Total cash cost per ounce of Gold ($)				266	266

Total Recovery of the Run of Mine Ore
Silver (%)	93.3	-			93.3
Gold (%)				92.7	92.7
Lead (%)	95.1	-			95.1
Zinc (%)	70.4	-			70.4

Head Grades of Run of Mine Ore
Silver (gram/tonne)	222	-			222
Gold (gram/tonne)				3.7	3.7
Lead (%)	3.2	-			3.2
Zinc (%)	1.0	-			1.0

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,508	11	*	-	1,519
Gold (in thousands of ounces)	1.3	0.1	*	4.3	5.7
Lead (in thousands of pounds)	15,642	788	*	-	16,430
Zinc (in thousands of pounds)	3,231	463	*	283	3,977

Metal Sales
Silver (in thousands of $)	37,551	-		-	37,551
Gold (in thousands of $)	1,533	-		4,934	6,467
Lead (in thousands of $)	12,480	-		-	12,480
Zinc (in thousands of $)	2,061	-		158	2,219
	53,625	-		5,092	58,717

Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	24.90	-		-	24.90
Gold ($ per ounce)	1,193	-		1,145	1,155
Lead ($ per pound)	0.80	-		-	0.80
Zinc ($ per pound)	0.64	-		0.56	0.63

1 Ying Mining District includes mines: SGX (Ying), TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended December 31, 2011:

		Three months ended December 31, 2011
	Ying Mining
	District[1]	X Mines[2]		BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	4,151	-		-	4,151
Stockpiled Ore (tonne)	169,926	-		41,197	211,123
	174,077	-		41,197	215,274
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	4,151	-		-	4,151
Ore Milled (tonne)	171,243	11,667	*	32,408	215,318
	175,394	11,667		32,408	219,469
Mining cost per tonne of ore mined ($)	70.23	-		40.27	64.50
Cash mining cost per tonne of ore mined ($)	55.92	-		19.36	48.92
Non cash mining cost per tonne of ore mined ($)	14.31	-		20.91	15.58

Unit shipping costs($)	3.76	-		-	3.76

Milling cost per tonne of ore milled ($)	16.41	29.65	*	13.21	16.64
Cash milling cost per tonne of ore milled ($)	14.76	26.86	*	12.89	15.12
Non cash milling cost per tonne of ore milled ($)	1.66	2.80	*	0.32	1.52

Average Production Cost
Silver ($ per ounce)	6.81	22.25	*	-	7.44
Gold ($ per ounce)	315	1,392	*	943	378
Lead ($ per pound)	0.22	0.81	*	-	0.24
Zinc ($ per pound)	0.17	-		-	0.19

Total production cost per ounce of Silver ($)	(2.67)	21.17	*		(2.58)
Total cash cost per ounce of Silver ($)	(4.64)	17.20	*		(4.56)

Total production cost per ounce of Gold ($)				943	943
Total cash cost per ounce of Gold ($)				547	547

Total Recovery of the Run of Mine Ore
Silver (%)	93.3	-			93.3
Gold (%)				91.2	91.2
Lead (%)	96.4	-			96.4
Zinc ( %)	67.7	-			67.7

Head Grades of Run of Mine Ore
Silver (gram/tonne)	296	-			296
Gold (gram/tonne)				2.3	2.3
Lead (%)	5.5	-			5.5
Zinc (%)	1.4	-			1.4

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,542	6	*	-	1,548
Gold (in thousands of ounces)	1.0	0.1	*	1.8	2.9
Lead (in thousands of pounds)	20,551	444	*	-	20,995
Zinc (in thousands of pounds)	3,525	-		-	3,525

Metal Sales
Silver (in thousands of $)	38,734	121	*	-	38,855
Gold (in thousands of $)	1,075	155	*	2,444	3,674
Lead (in thousands of $)	16,719	359	*	-	17,078
Zinc (in thousands of $)	2,269	-		-	2,269
	58,797	635		2,444	61,876

Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	25.12	22.04		-	25.10
Gold ($ per ounce)	1,159	1,379		1,376	1,276
Lead ($ per pound)	0.81	0.81		-	0.81
Zinc ($ per pound)	0.64	-		-	0.64

1 Ying Mining District includes mines: SGX (Ying), TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the nine months ended December 31, 2012:

		Nine months ended December 31, 2012
	Ying Mining
	District[1]	X Mines[2]		BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	7,027	-		-	7,027
Stockpiled Ore (tonne)	616,496	19,309	*	89,759	725,564
	623,523	19,309		89,759	732,591
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	7,027	-		-	7,027
Ore Milled (tonne)	609,362	58,349	*	77,862	745,573
	616,389	58,349		77,862	752,600
Mining cost per tonne of ore mined ($)	65.16	-		60.76	64.60
Cash mining cost per tonne of ore mined ($)	54.53	-		23.86	50.67
Non cash mining cost per tonne of ore mined ($)	10.62	-		36.89	13.93

Unit shipping costs($)	3.72	-		-	3.72

Milling cost per tonne of ore milled ($)	14.64	-		15.10	14.56
Cash milling cost per tonne of ore milled ($)	12.92	-		14.00	13.04
Non cash milling cost per tonne of ore milled ($)	1.72	-		1.10	1.52

Average Production Cost
Silver ($ per ounce)	8.69	-		-	8.69
Gold ($ per ounce)	425	-		760	444
Lead ($ per pound)	0.29	-		-	0.29
Zinc ($ per pound)	0.23	-		-	0.23

Total production cost per ounce of Silver ($)	1.66	-			1.66
Total cash cost per ounce of Silver ($)	(0.26)	-			(0.26)

Total production cost per ounce of Gold ($)				752	752
Total cash cost per ounce of Gold ($)				356	356

Total Recovery of the Run of Mine Ore
Silver (%)	92.6	-			92.6
Gold (%)				92.5	92.5
Lead (%)	94.5	-			94.5
Zinc (%)	67.8	-			67.8

Head Grades of Run of Mine Ore
Silver (gram/tonne)	224	-			224
Gold (gram/tonne)				3.1	3.1
Lead (%)	3.4	-			3.4
Zinc (%)	1.1	-			1.1

Sales Data
Metal Sales
Silver (in thousands of ounces)	4,009	21	*	-	4,030
Gold (in thousands of ounces)	3.4	0.2	*	7.2	10.8
Lead (in thousands of pounds)	42,757	1,313	*	-	44,070
Zinc (in thousands of pounds)	9,617	574	*	283	10,474

Metal Sales
Silver (in thousands of $)	95,241	-		-	95,241
Gold (in thousands of $)	3,894	-		8,667	12,561
Lead (in thousands of $)	34,412	-		-	34,412
Zinc (in thousands of $)	6,103	-		158	6,261
	139,650	-		8,825	148,475

Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	23.76	-		-	23.76
Gold ($ per ounce)	1,162	-		1,196	1,185
Lead ($ per pound)	0.80	-		-	0.80
Zinc ($ per pound)	0.63	-		0.56	0.63

1 Ying Mining District includes mines: SGX (Ying), TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the nine months ended December 31, 2011:

		Nine months ended December 31, 2011
	Ying Mining
	District[1]	X Mines[2]		BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	9,838	-		-	9,838
Stockpiled Ore (tonne)	516,987	-		74,863	591,850
	526,825	-		74,863	601,688
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	9,838	-		-	9,838
Ore Milled (tonne)	520,647	11,667	*	60,185	592,499
	530,485	11,667		60,185	602,337
Mining cost per tonne of ore mined ($)	62.42	-		36.87	59.24
Cash mining cost per tonne of ore mined ($)	50.05	-		16.26	45.84
Non cash mining cost per tonne of ore mined ($)	12.38	-		20.61	13.40

Unit shipping costs($)	3.78	-		-	3.78

Milling cost per tonne of ore milled ($)	15.02	29.65	*	14.06	15.20
Cash milling cost per tonne of ore milled ($)	13.43	26.86	*	13.56	13.70
Non cash milling cost per tonne of ore milled ($)	1.58	2.80	*	0.50	1.50
Average Production Cost
Silver ($ per ounce)	6.57	22.25	*	-	6.88
Gold ($ per ounce)	263	1,392	*	709	303
Lead ($ per pound)	0.20	0.81	*	-	0.20
Zinc ($ per pound)	0.16	-		-	0.16

Total production cost per ounce of Silver ($)	(3.52)	21.33	*		(3.49)
Total cash cost per ounce of Silver ($)	(5.28)	17.27	*		(5.25)

Total production cost per ounce of Gold ($)				708	708
Total cash cost per ounce of Gold ($)				399	399

Total Recovery of the Run of Mine Ore
Silver (%)	92.8	-			92.8
Gold (%)				92.2	92.2
Lead (%)	95.9	-			95.9
Zinc ( %)	68.9	-			68.9
Head Grades of Run of Mine Ore
Silver (gram/tonne)	290	-			290
Gold (gram/tonne)				2.5	2.5
Lead (%)	5.2	-			5.2
Zinc (%)	1.4	-			1.4

Sales Data
Metal Sales
Silver (in thousands of ounces)	4,512	6	*	-	4,518
Gold (in thousands of ounces)	2.7	0.1	*	4.0	6.8
Lead (in thousands of pounds)	57,691	444	*	-	58,135
Zinc (in thousands of pounds)	10,858	-		-	10,858

Metal Sales
Silver (in thousands of $)	128,467	121	*	-	128,588
Gold (in thousands of $)	2,998	155	*	5,353	8,506
Lead (in thousands of $)	48,798	359	*	-	49,157
Zinc (in thousands of $)	7,399	-		-	7,399
	187,662	635		5,353	193,650

Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	28.47	22.04		-	28.46
Gold ($ per ounce)	1,140	1,379		1,324	1,254
Lead ($ per pound)	0.85	0.81		-	0.85
Zinc ($ per pound)	0.68	-		-	0.68

1 Ying Mining District includes mines: SGX (Ying), TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(i)	Ying Mining District

The Ying Mining District consists of four mines; SGX (Ying), HPG, TLP and LM and is the Company’s primary source of production.

In Q3 Fiscal 2013, the total ore mined at the Ying Mining District was 236,694 tonnes, of which 2,334 tonnes was direct smelting ore, an increase of 36% compared to total ore production of 174,077 tonnes in Q3 Fiscal 2012. The Company increased production from the HPG, TLP, and LM satellite mines during the quarter. Production from the satellite mines represented 39% of total production at the Ying Mining District compared to 26% in the Q3 Fiscal 2012.

During the quarter, the Company experienced a temporary power suspension due to an upgrade to a sub-station by the local power authority that impacted production of the HPG, TLP, and LM mines and the operations of the two mills. The five days of power suspension resulted in a reduction of approximately 5,000 tonnes of ore production from the impacted mines.

For the nine months ended December 31, 2012, the total ore mined at the Ying Mining District was 623,523 tonnes, an increase of 18% compared to total ore production of 526,825 tonnes in the same prior year period.

In Q3 Fiscal 2013, head grades at the Ying Mining District were 222 g/t for silver, 3.2% for lead, and 1.0% for zinc, compared to 296 g/t for silver, 5.5% for lead and 1.4% for zinc, respectively, in Q3 Fiscal 2012. Head grades in Q3 Fiscal 2013 have been consistent with head grades noted in the first two quarters of Fiscal 2013. The lower head grades compared with prior year were a result of the reduction in the cutoff grade for the Ying Mining District, following the recommendation in the 2012 National Instrument 43-101 (“NI 43-101”) Technical Report.

For the nine months ended December 31, 2012, head grades were 224 g/t for silver, 3.4% for lead, and 1.1% for zinc, compared to 290 g/t for silver, 5.2% for lead and 1.4% for zinc in the same prior year period, respectively.

In Q3 Fiscal 2013, the Ying Mining District produced 1.51 million ounces of silver, 1,285 ounces of gold, 15.6 million pounds of lead, and 3.2 million pounds of zinc, compared to metal production in Q3 Fiscal 2012 of 1.54 million ounces of silver, 926 ounces of gold, 20.6 million pounds of lead, and 3.5 million pounds of zinc. The Company achieved comparable silver production compared to the same prior year quarter by increasing its ore production. Compared to the prior year, by-product metal production decreased due to lower grades.

For the nine months ended December 31, 2012, the Ying Mining District produced 4.01 million ounces of silver, 3,352 ounces of gold, 42.8 million pounds of lead, and 9.6 million pounds of zinc, compared to metal production of 4.51 million ounces of silver, 2,629 ounces of gold, 57.7 million pounds of lead, and 10.9 million pounds of zinc in the same prior year period.

In Q3 Fiscal 2013, total and cash mining costs per tonne were $64.47 and $54.92 compared to $70.23 and $55.92 in Q3 Fiscal 2012, respectively. Cash mining costs per tonne noted in Q3 Fiscal 2013 were comparable to amounts in the second quarter of Fiscal 2013. Non-cash mining costs per tonne decreased since the higher tonnage of ore mined diluted the total depletion calculated based on metals produced.

For the nine months ended December 31, 2012, total and cash mining costs per tonne were $65.16 and $54.53 compared to $62.42 and $50.05, respectively, compared to the same prior year period. The overall increase in cash mining costs per tonne was mainly due to the following: (i) an increase in labour costs for both the Company’s employees as well as those of its mining contractors of approximately $1.20 per tonne (ii) an increase in mining administration and preparation costs of $2.00 per tonne, and (iii) the impact of US dollar depreciation versus the Chinese RMB of approximately $1.00 per tonne.

In Q3 Fiscal 2013, total ore milled was 226,764 tonnes, an increase of 29% compared to 175,394 tonnes

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

in Q3 Fiscal 2012. For the nine months ended December 31, 2012, total ore milled was 616,389, an increase of 16% compared to 530,485 tonnes in the same prior year period.

In Q3 Fiscal 2013, cash milling costs were $12.61 compared to $14.76 in Q3 Fiscal 2012 attributable to the increased tonnage milled. For the nine months ended December 31, 2012, cash milling costs were $12.92 compared to $13.43 in the same prior year period.

Including by-product credits, in Q3 Fiscal 2013, total cost and cash cost per ounce of silver were $1.52 and negative $0.17 compared to negative $2.67 and negative $4.64, respectively, in Q3 Fiscal 2012. For the nine months ended December 31, 2012, total cost and cash cost per ounce of silver were $1.66 and negative $0.26 compared to negative $3.52 and negative $5.28 in the same prior year period, respectively. The increase was a result of higher production costs and a decrease in by-product metal credits compared to prior year.

Capitalized Exploration and Development Expenditures

In Q3 Fiscal 2013, exploration and development expenditures for the Ying Mining District were $9.1 million compared to $10.5 million in Q3 Fiscal 2012. For the nine months ended December 31, 2012, exploration and development expenditures for the Ying Mining District were $28.1 million compared to $22.8 million in the same prior year period.

SGX (Ying) Mine - Exploration and Development

As at the end of Q3 Fiscal 2013, the Company had completed a total of 1,670 metres (“m”) of ramp development as part of a 5,200m ramp at the SGX mine. The ramp is designed to follow the main S7-1 and S8 veins from the 450m elevation to the 150m elevation and then bottom at the zero metre elevation, where it will be connected to three existing vertical blind shafts to provide ventilation and access. The Company expects to complete construction of the ramp in calendar year 2015. As construction progresses, the ramp is expected to increase production capacity at the SGX mine starting from the second quarter of Fiscal 2014.

In Q3 Fiscal 2013, the Company also developed 8,800m of horizontal tunnels and completed 20,500m of underground drilling at the SGX mine.

During the quarter, to support the ongoing expansion work at the SGX mine, the Company has completed the design work for a new 5,000 square metre (“m2”) surface facility which will include offices and dormitories. Construction is expected to commence in March 2013.

LM Mine and LM Mine West - Exploration and Development

At the LM mine, tunnel development on five mining levels continued and new stopes at both the 750m elevation and the 700m elevation were put into production during the quarter which contributed to the increase in ore mined.

At the end of Q3 Fiscal 2013, the Company completed a total of 1,482m of the development work for a 4,800m access ramp at the LM West. The ramp was collared at the 980m elevation and is designed to provide access to veins LM7, LM8, LM10, LM11, LM12, LM13 at the northern end of LM West and veins LM14, LM16, and LM17 at the southern end of LM West. The upper portion of the ramp has already been connected to existing tunnels at LM West resulting in improved tunnel ventilation and hauling capacity.

At LM West, Shaft 969 is on schedule to become operational in the coming quarter and is expected to commence ore production during the third quarter of Fiscal 2014. Once Shaft 969 and the access ramp and all of the mining levels are completed down to the 500m elevation at LM West in Fiscal 2015, the combined production capacity of the LM and LM West mines is expected to be 300,000 tonnes of ore per year.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

To support the expansion in operations at the LM mine and LM West, the Company expects to commence construction of a 3,000m2 surface facility, including offices and a dormitory building during the next quarter.

In Q3 Fiscal 2013, the Company also developed 4,900m of decline and horizontal tunnels and completed 13,800m of underground drilling at the LM mine and LM West.

TLP Mine - Exploration and Development

In Q3 Fiscal 2013, the Company developed over 5,200m of horizontal tunnels and completed 8,100m of underground drilling during the quarter.

HPG Mine - Exploration and Development

In Q3 Fiscal 2013, the Company developed over 3,100m of decline and horizontal tunnels and completed 4,600m of underground drilling.

Adoption of the Shrinkage Mining Method

As reported in the prior quarter, following a reduction in the cut-off grades for the Ying Mining District Resource, as per the recommendation of the 2012 NI 43-101 Technical Report prepared by AMC Consultants, the Company has begun to gradually reduce the use of the re-suing method and increase the use of the shrinkage method for mining. This change is expected to increase ore production and lower the cost of extraction per tonne thus increasing cost efficiencies at the Ying Mining District. The Company adopted this mining strategy in October 2012 and implementation will gradually occur over the next six months.

To successfully implement the new mining method, an intensive infill drill program was initiated to more clearly define the ore body boundaries, as they can no longer be visually identified by the occurrences of lead and zinc sulfide as practiced previously (since the elevated silver content occurring in alteration rocks does not contain visually identifiable galena) and as such need to be identified using assay results.

(ii)	GC Project

The Company continued to make progress with the development of the GC project towards production.

As at the end of Q3 Fiscal 2013, 476m of the 618m main shaft was completed. The shaft is expected to reach its designed elevation of -370m in the second quarter of Fiscal 2014. Installation of the hoist system, including hoist tower, for the shaft is expected to be completed by the beginning of Fiscal 2015.

In Fiscal 2014, the Company will use the main ramp and the exploration ramp access for mining. The main access ramp is now 91% complete with a cumulative total of 2,011m of the 2,210m ramp having been developed as at the end of the current quarter. Development for mining stopes through the main ramp along the V2 vein has accessed at the 10m elevation of the V2 veins through cross-cut tunnels. The Company is assessing the most suitable mining method amendable to the V2 vein as recent infill drilling has indicated that the V2 vein’s true width can be more than 30m.

As of the end of the quarter, the 1,334m of the 4,600m exploration ramp was completed. Once the exploration ramp is completed, it will provide access to all known veins within a horizontal distance of 250m. The exploration ramp has accessed the V9, V9-1, V9W-1 and V9W-2 vein groups at the 100m, 50m and 0m elevations through cross-cut already. The exploration ramp is expected to cut through the V2 vein at -50m elevation by March 2013. The exploration ramp has also connected to the main ramp at the 100m and 0m elevations, and connected to the main shaft at the 100m elevation to provide ventilation and safety exit.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The construction of the 1,600 t/d floatation mill had been completed. The Company will commence trial production after the Chinese New Year Holiday, which ends before the end of February 2013. The trial runs, which are expected to last several months, will fine tune the mill circuit to achieve the desired metallurgical recovery rates for silver, lead, zinc, tin, and sulphur in concentrates. The construction of the dry stack tailings storage facility and the related safety and environmental protection facilities is expected to be completed by the end of March 2013.

During the 2012 calendar year, the construction of the mill and underground development work at the GC project was constrained by insufficient power supply. The construction of a new power supply system, consisting of a 5.8 kilometre power line, a 110 KV substation, and a 10KV safety back-circuit began in late September 2012 to provide sufficient power to the site. By the end of the current quarter, construction of the new power supply system was complete and it has passed an inspection by local utility authorities. Since then, power at the GC project has been supplied through this new system, which has sufficient capacity to even support production expansion in the future.

In August 2012, the National Development and Reform Commission (“NDRC”) of China introduced a new state regulation, FaGaiTouZi (2012) No. 2492, which was implemented by the Guangdong Provincial government during the quarter. According to the new regulation, all major capital asset investment projects in China are subject to a Social Impact and Stability Assessment (“SISA”) review. Accordingly, the Company has engaged a qualified Chinese engineering firm, Guangdong Metallurgical and Architectural Design Institute (“GMADI”) to complete a SISA Review report. The report has gone through a local community consultation and has received a positive review by an independent qualified panel commissioned by local authorities. The Company will submit the report to the NDRC of Guangdong Province for final approval and filing after the Chinese New Year.

To achieve formal commercial production, the Company is required to pass a series of regulatory inspections to ensure it has complied with safety and environmental protection requirements, described in the previously submitted reports to regulators. Those reports include the Mine Design and its related Safety Measures and Facilities Report (“MDSMF”), Environmental Assessment Study Report, Soil Conservation Report, and Tailings Storage Facility Safety Measures Report.

The Administration of Work Safety of Guangdong Province (“AWSGP”) shall perform a MDSMF inspection, which is expected to focus on areas of rock stability and treatment, the ventilation system, water sunk and pump station, underground power supply system, and safety escape system. As subsequent improvements were made during mine development to adapt to actual underground rock conditions, the Company may be required to modify the MDSMF and re-submit to AWSGP. Accordingly, the Company has engaged GMADI to conduct a review and comparison of the completed mine development work with the original MDSMF, in order to identify and re-submit any required modifications. Once the final inspection is completed by the AWSGP, a Safety Production Permit shall then be granted. The Company expects to complete the required Phase One MDSMF and pass the inspection by the second quarter of Fiscal 2014.

The Company is also required to pass an environmental protection facility inspection by the Guangdong Department of Environment Protection. The construction of the required environmental protection facilities for the mill, mine, tailings storage, as well as implementation of soil conservation measures is well underway. The Company expects to complete the construction of these facilities and pass the inspection by the end of April 2013.

Prior to passing these inspections and the commencement of commercial production, trial mining production and trial processing at the mill will commence after the Chinese New Year holiday.

In Q3 Fiscal 2013, the Company completed 6,600m of diamond drilling using five underground drill rigs and two surface drill rigs currently on site at the GC project.

During the quarter, exploration, mine development, mill and facility construction expenditures at the GC project were $18.5 million, with development expenditure of the project now totalling $58.5 million

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

as of the end this quarter. The costs of building the GC mine and mill is expected to be within the original budget of approximately US$70 million.

(iii)	BYP Mine

In Q3 Fiscal 2013, the total ore mined was 35,558 tonnes compared to 41,197 tonnes in Q3 Fiscal 2012. For the nine months ended December 31, 2012, the total ore mined was 89,759 tonnes compared to 74,863 tonnes in the same prior year period. In Q3 Fiscal 2013 and for the nine months ended December 31, 2012, the Company sold 4,309 ounces of gold and 7,246 ounces of gold, respectively, compared to 1,841 ounces of gold and 4,043 ounces of gold in the same prior year periods. Cash cost per ounce of gold was $266 and $356 in Q3 Fiscal 2013 and for the nine months ended December 31, 2012 compared to $547 and $399 in the same prior year periods, respectively.

Gold head grades for Q3 Fiscal 2013 and the nine months ended December 31, 2012 were 3.7 g/t and 3.1 g/t compared to 2.3 g/t and 2.5 g/t in the same prior year periods, respectively. The increase in gold head grade contributed to higher gold metal production in the current fiscal year.

In Q3 Fiscal 2013, the Company continued with the installation of shaft equipment and construction of the head frame for the 265m deep shaft. Once completed, this shaft which will facilitate mining of the #3 gold mineralization body and the #5 zinc and lead ore body. In addition, the construction of a 1,500 t/d tailings-backfill facility is expected to be completed in the first quarter of Fiscal 2014.

In Q3 Fiscal 2013, exploration and development expenditures at the BYP mine were $2.1 million compared to $0.9 million in Q3 Fiscal 2012. For the nine months ended December 31, 2012, exploration and development expenditures at the BYP mine were $4.6 million compared to $2.7 million in the same prior year period.

(iv)	X Mines

At the X mines (the XHP and XBG projects), the construction of two declines are currently underway with completion expected in the first quarter of Fiscal 2014. During the quarter, approximately 1,300m of tunneling and 6,300m of diamond drilling were also completed at the X mines.

The X mines will continue to focus on an exploration program that will include surface and underground mapping and systematic sampling as well as surface and underground diamond drilling, with the goal of defining an initial NI 43-101 compliant mineral resource. Exploration and mine development at the X mines will be partially supported from cash flows generated from limited development ore and existing ore stockpiles.

In Q3 Fiscal 2013, exploration and development expenditures at the X Mines was $2.2 million compared to $1.6 million in Q3 Fiscal 2012. For the nine months ended December 31, 2012, exploration and development expenditures at the X Mines were $6.1 million compared to $1.6 million in the same prior year period.

(v)	Silvertip Project

The Silvertip Project is located in British Columbia, Canada.

The Company is in the process of preparing a Small Mine Permit application to be submitted to the British Columbia Ministry of Energy and Mines. A Small Mine Permit will allow a 75,000 tonnes per year mining operation.

(vi)	RZY Project

The RZY project is based on a joint-exploration agreement whereby Qinghai Found, an 82% subsidiary of the Company, holds 67% mineral interest.

In December 2012, the Company signed a binding letter of agreement to sell its interest in the RZY project to New Pacific Metals Corp. (“New Pacific”) by selling the 80% interest of its wholly owned

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

subsidiary Fortress Mining Inc. and its 82% owned subsidiary Qinghai Found to New Pacific for a cash consideration of $3.5 million. As of the date of this MD&A, the transaction is pending approval from the Toronto Stock Exchange.

4.	Third Quarter Fiscal 2013 Financial Results

The tables below set out selected quarterly results for the past eight quarters:

	Dec 31, 2012	Sept 30, 2012	Jun 30, 2012	Mar 31, 2012
Sales	$58,717	$45,209	$44,549	$44,312
Gross profit	37,476	28,763	25,555	29,983
Expenses and foreign exchange	(7,947)	(9,062)	(7,841)	(9,458)
Other items	(9,606)	1,079	(229)	1,188
Net income, attributable to the shareholders of the Company	5,236	9,500	6,114	9,700
Basic earnings per share	0.03	0.06	0.04	0.06
Diluted earnings per share	0.03	0.06	0.04	0.06
Cash dividend declared	4,291	4,255	4,224	4,271
Cash dividend declared per share
(CAD)	0.025	0.025	0.025	0.025

	Dec 31, 2011	Sept 30, 2011	Jun 30, 2011	Mar 31, 2011
Sales	$61,876	$62,055	$69,719	$42,422
Gross profit	43,550	47,620	55,660	32,250
Expenses and foreign exchange	(8,534)	(8,420)	(8,399)	(8,725)
Other items	3,641	488	443	392
Net income, attributable to the shareholders of the Company	20,025	18,471	25,642	12,019
Basic earnings per share	0.12	0.11	0.15	0.07
Diluted earnings per share	0.12	0.11	0.15	0.07
Cash dividend declared	4,194	3,500	3,619	3,600
Cash dividend declared per share
(CAD)	0.025	0.02	0.02	0.02

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

Net income attributable to the shareholders of the Company in Q3 Fiscal 2013 was $5.2 million, or $0.03 per share. For the nine months ended December 31, 2012, net income was $20.9 million or $0.12 per share. Net income for Q3 Fiscal 2013 includes a $9.6 million non-cash accounting charge in respect to the Company’s investment in New Pacific as a result of a prolong decline in its quoted market price.

Adjusted net income for Q3 Fiscal 2013 was $14.9 million, or $0.09 per share. Adjusted net income excludes non-recurring or unusual non-operational items, such as impairment of the Company’s investment in associate, and acts as a supplemental financial measure that provides a more complete assessment of the Company’s net income for the period. There were no adjustments to net income in the prior periods. In Q3 Fiscal 2012, net income was $20.0 million, or $0.12 per share. Comparing to adjusted and net income of $9.5 million in the second quarter of Fiscal 2013, adjusted net income increased by $5.4 million or 56%, as a result of more metal being sold and a higher realized silver price during the quarter.

For the nine months ended December 31, 2012, adjusted net income was $30.5 million or $0.18 per share compared to adjusted and net income of $64.1 million or $0.37 per share, in the same prior year

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

period. The overall decrease in net income compared to the prior year was mainly due to (i) lower silver price; in the current nine month period, net realized silver price was $23.76 per ounce, which is $4.70 lower compared to net realized silver price of $28.46 per ounce in the same prior year period; (ii) a decrease in base metal production as 54.5 million pounds of lead and zinc were produced in the current nine month period compared to $69.0 million pounds of lead and zinc in the prior year; and (iii) higher overall production costs as more ore were processed.

Sales in Q3 Fiscal 2013 were $58.7 million compared to $61.9 million in Q3 Fiscal 2012. For the nine months ended December 31, 2012, sales were $148.5 million compared to $193.7 million in the same prior year period. Changes in sales revenue are dependent on metal production and the realized metal price.

In Q3 Fiscal 2013, the decrease in recorded sales was mainly due to lower base metal revenues as base metal production was 17% lower compared to Q3 Fiscal 2012, partially offset by additional gold revenues as a result of higher gold output from the BYP mine which yielded 97% higher production compared to the same prior year quarter.

The net realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges and recovery, and a value added tax (“VAT”) at a rate of 17% (note that VAT is not applied to gold sales). The following table is a reconciliation of the Company’s net realized selling prices in Q3 Fiscal 2013, including a comparison with London Metal Exchange (“LME”) prices:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q3 2013	Q3 2012	Q3 2013	Q3 2012	Q3 2013	Q3 2012	Q3 2013	Q3 2012
Net realized selling prices	$24.90	$25.10	$1,155	$1,276	$0.80	$0.81	$0.63	$0.64
Add back: Value added taxes	4.23	4.27	-	-	0.14	0.14	0.11	0.11
Add back: Smelter charges and recovery	3.84	3.64	562	414	0.15	0.13	0.34	0.32
SME	$32.97	$33.01	$1,717	$1,690	$1.09	$1.08	$1.08	$1.07
LME	$32.61	$31.80	$1,718	$1,684	$1.00	$0.90	$0.88	$0.86

Cost of sales in Q3 Fiscal 2013 was $21.2 million, an increase of 16%, compared to $18.3 million in Q3 Fiscal 2012. The cost of sales included cash costs of $17.1 million compared to $14.5 million in Q3 Fiscal 2012. For the nine months ended December 31, 2012, cost of sales was $56.7 million (cash costs -$46.1 million) compared to $46.8 million (cash costs – $37.6 million) in the same prior year period. The increase in cost of sales was due to more ore being mined and processed. Comparing to Q3 Fiscal 2012, ore production increased 31% while cost of sales increased by 16% which is attributable to a 3% reduction in overall production cost per tonne noted in Q3 Fiscal 2013. For the nine months ended December 31, 2012, ore production increased by 22% while overall cost of sales increased by 21% compared to the same prior year period.

Gross profit margin in Q3 Fiscal 2013 was 64% compared to 70% in Q3 Fiscal 2012. For the nine months ended December 31, 2012, gross profit margin was 62% compared to 76% in the same prior year period.

General and administrative (“G&A”) expenses in Q3 Fiscal 2013 were $6.4 million compared to $6.7 million in Q3 Fiscal 2012. For the nine months ended December 31, 2012, G&A expenses were $19.5 million compared to $19.1 million in the same prior year period. Significant items included in general and administrative expenses in Q3 Fiscal 2013 and the nine months ended December 31, 2012, respectively, are as follows:

(a)	Office and administrative expenses of $3.4 million and $8.5 million (Q3 Fiscal 2012 - $2.9 million, nine months ended December 31, 2011 - $8.0 million);

(b)	Salaries and benefits of $1.7 million and $6.0 million (Q3 Fiscal 2012 - $2.0 million, nine months ended December 31, 2011 - $5.9 million);

(c)	Stock based compensation expense of $546 and $2.2 million (Q3 Fiscal 2012 - $767, nine months ended December 31, 2011 - $2.4 million);

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d)	Professional fees of $495 and $1.8 million (Q3 Fiscal 2012 - $666, nine months ended December 31, 2011 - $2.1 million).

General exploration and property investigation expenses in Q3 Fiscal 2013 and the nine months ended December 31, 2012 were $1.3 million and $3.2 million (Q3 Fiscal 2012 - $449, nine months ended December 31, 2012 - $3.5 million).

Foreign exchange gain or loss in Q3 Fiscal 2013 and nine months ended December 31, 2012 were gains of $697 and $332 (Q3 Fiscal 2012 - $451 loss, nine months ended December 31, 2011 - $309 gain), respectively. The foreign exchange gain was mainly driven by the strengthening of the RMB and US dollar against the functional currency of the entity (Canadian dollar) that held such deposits.

Loss on disposal of plant and equipment in Q3 Fiscal 2013 and nine months ended December 31, 2012 was $60 and $85 (Q3 Fiscal 2012 - $5 gain, nine months ended December 31, 2011 - $248 loss), respectively, which was mainly due to the disposal of obsolete equipment.

Share of loss in an associate in Q3 Fiscal 2013 and nine months ended December 31, 2012 was $42 and $231 (Q3 Fiscal 2012 - $137, nine months ended December 31, 2011 - $45), respectively, representing the Company’s equity pickup in New Pacific. The Company recorded on the statement of income its proportionate share of New Pacific’s net gain or loss, as the Company is able to exercise significant influence over the financial and operating policies of New Pacific.

Impairment on associate represents non-cash accounting charge recognized in respect to the Company’s investment in New Pacific as a result of its prolong decline in quoted market price. The Company determined that the investment in New Pacific should be written down to its closing price as at December 31, 2012, in light of the market decline noted in the junior exploration sector. As a result, the Company incurred an additional $9.6 million in non-cash accounting charge in this quarter.

Write down of inventory in Q3 Fiscal 2013 and nine months ended December 31, 2012 was $nil and $348 (Q3 Fiscal 2012 - $nil, nine months ended December 31, 2011 - $nil), respectively, representing stockpile and concentrate inventory that was written down to its net realizable value.

Gain or loss on investments in Q3 Fiscal 2013 and nine months ended December 31, 2012 was losses of $78 and $671 (Q3 Fiscal 2012 - $1.5 million gain, nine months ended December 31, 2011 – $286 loss), respectively. The Company has been acquiring, on open market or by participating in private placements, equity interests in other publicly-traded mining companies. These equity interests, including common shares and warrants are for long-term investment purpose. Due to their nature, warrants meet the definition of derivatives and are accounted for as “Fair value through profit and loss” (“FVTPL”). The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Gain or loss in such securities, arising from changes in the fair value of the warrants, is included in net income for the period in which they arise.

Finance income in Q3 Fiscal 2013 and nine months ended December 31, 2012 was $999 and $2.8 million (Q3 Fiscal 2012 - $936, nine months ended December 31, 2011 – $2.7 million), respectively. The Company invests in high yield short-term investments as well as long-term corporate bonds.

Finance costs in Q3 Fiscal 2013 and nine months ended December 31, 2012 was $24 and $69 (Q3 Fiscal 2012 - $22, nine months ended December 31, 2012 – $68), respectively. As the Company does not hold any interest bearing debt, the finance cost in the current period relates to the unwinding of discount of environmental rehabilitation.

Income tax expense in Q3 Fiscal 2013 was $10.3 million (Q3 Fiscal 2012 - $11.6 million). The income tax expenses recorded in Q3 Fiscal 2013 included current income tax expense of $9.6 million (Q3 Fiscal 2012 – $14.4 million) and deferred income tax expense of $658 (Q3 Fiscal 2012 – $2.7 million recovery). For the nine months ended December 31, 2012, income tax expenses were $25.5 million (current tax -$21.7 million, deferred tax - $3.8 million) compared to $38.0 million (current tax - $35.2 million, deferred tax - $2.8 million) in the same prior year period.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Liquidity and Capital Resources

Cash and cash equivalents and short term investments as at December 31, 2012 was $130.3 million.

Working capital as at December 31, 2012 was $96.5 million.

Cash flows provided by operating activities were $27.8 million or $0.16 per share, in Q3 Fiscal 2013 compared to $31.6 million or $0.18 per share in Q3 Fiscal 2012. For the nine months ended December 31, 2012, cash flows provided by operating activities were $71.0 million or $0.41 per share compared to $100.7 million or $0.58 per share in the same prior year period.

The decrease in cash flow from operations is mainly due to lower operating earnings as a result of lower metal production and lower metal prices as compared to same prior year periods.

Cash flows used in investing activities were $36.5 million in Q3 Fiscal 2013, comprising mainly cash used in capital expenditures, including prepayments, of $22.6 million, net purchases of short term investments of $13.9 million. In Q3 Fiscal 2012, cash flows used in investing activities were $31.4 million comprising mainly cash used in capital expenditures, including prepayments, of $8.7 million, cash used in acquisitions of subsidiaries and repayment of assumed debts of $28.4 million offset by net redemption of short-term investments of $5.6 million.

For the nine months ended December 31, 2012, cash flows used in investing activities were $83.4 million comprising mainly cash used in capital expenditures, including prepayments, of $66.6 million and net purchases of short-term investments and other investments of $16.8 million. In the same prior year period, cash flows used in investing activities were $72.9 million comprising mainly cash used in capital expenditures, including prepayments, of $53.6 million, cash used in acquisition of subsidiaries and repayment of assumed debts of $31.8 million offset by net redemption of short-term and other investments of $12.5 million.

Cash flows used in financing activities were $11.1 million in Q3 Fiscal 2013, comprising mainly cash dividends paid of $4.3 million and distributions to non-controlling interests of $7.2 million. In Q3 Fiscal 2012, cash flow used in financing activities were $8.5 million, comprising mainly cash dividends paid of $3.4 million and repayments from related parties of $8.3 million, and distributions to non-controlling interests of $13.8 million.

For the nine months ended December 31, 2012, cash flows used in financing activities were $26.6 million, comprising mainly cash dividends paid of $12.8 million and distributions to non-controlling interests of $14.6 million. In the same prior year period, cash flows used in financing activities were $57.4 million, comprising mainly cash dividends paid of $10.7 million, advances to related parties of $4.0 million, cash used to repurchase the Company’s shares as part of the normal course issuer bid of $35.4 million and net distribution to non-controlling interest of $8.3 million.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$8,313	$196	$4,124	$3,993
Commitments	$8,178	$1,760	$-	$6,418

As of December 31, 2012, the Company has two office rental agreements totaling $8,313 for the next eleven years and commitments of $8,178 related to the GC project.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

6.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of December 31, 2012 and March 31, 2012, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$69,018	$-	$-	$69,018
Common shares of publicly traded companies	7,838	-	-	7,838
Yongning Smelting Co. Ltd.	-	-	9,631	9,631
Jinduicheng Xise (Canada) Co. Ltd.	-	-	22,143	22,143
Warrants	-	1,628	-	1,628

Fair value of the other financial instruments excluded from the table above approximates to their carrying amount as of December 31, 2012 and March 31, 2012, respectively.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	December 31, 2012	March 31, 2012
	Within a year
Accounts payable and accrued liabilities	$36,127	$23,590
Dividends payable	4,291	4,271
	$40,418	$27,861

(c)	Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to a basket of currencies of China’s largest trading partners.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	December 31, 2012	March 31, 2012
Financial assets denominated in U.S. Dollars	$11,650	$18,510
Financial assets denominated in Chinese RMB	$125,590	$33,542

As at December 31, 2012, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.1 million.

As at December 31, 2012, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.1 million.

(d)	Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2012.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at December 31, 2012 is considered to be immaterial.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at December 31, 2012, a 10% increase (decrease) in the market price of the securities held,

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $1 million.

7.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due from related parties	December 31, 2012	March 31, 2012
NUX (a)	$22	$95
Henan Non-ferrous Geology Bureau (b)	50	17
Z.X. Zhu (e)	-	567
Henan Xinhui Mining Co., Ltd. (g)	32	-
	$104	$679

(a)

According to a services and administrative costs reallocation agreement between the Company and New Pacific, the Company recovers costs for services rendered to New Pacific and expenses incurred on behalf of New Pacific. During the three and nine months ended December 31, 2012, the Company recovered $135 and $405, respectively (for the three and nine months ended December 31, 2011 - $144 and $523, respectively) from New Pacific for services rendered and expenses incurred on behalf of New Pacific. The costs recovered from New Pacific were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the three and nine months ended December 31, 2012, Henan Found paid dividends of $7,224 and $14,297, respectively (for the three and nine months ended December 31, 2011 - $13,804 and $13,804, respectively) to Henan Geology Bureau.

(c)

For the three and nine months ended December 31, 2012, the Company paid $102 and $295, respectively (for the three and nine months ended December 31, 2011 - $114 and $268, respectively) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(d)

For the three and nine months ended December 31, 2012, the Company paid $112 and $413, respectively (for the three and nine months ended December 30, 2011 - $149 and $320, respectively) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(e)	Z.X. Zhu is the 30% non-controlling interest shareholder of Yunxiang.

(f)

The Company rents an office space (6,700 square feet) in Beijing from a relative of a director and officer of the Company for $12 (RMB 74,712) per month. During the three and nine months ended December 31, 2012, total rents were $36 and $108, respectively (for the three and nine months ended December 31, 2011 - $36 and $108, respectively).

(g)

Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. During the three and nine months ended December 31, 2012, Henan Huawei paid dividends of $nil and $315, respectively (for the three and nine months ended December 31, 2011 - $nil) to Henan Xinhui.

The balances with related parties are unsecured, non-interest bearing, and due on demand.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the condensed consolidated interim financial statements as of and ended December 31, 2012, as well as in Note 2 of the audited consolidated financial statements as of and ended March 31, 2012.

(i)	Ore reserve and mineral resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

-	Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

-	Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

-	Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

-	The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

-	Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

-	The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii)	Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

10.	Future Accounting Changes

IAS 1 – Presentation of Financial Statements amendment issued by the IASB in June 2011 provides improved consistency and clarity of the presentation of items of other comprehensive income. The main change was a requirement to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

IFRS 10 – Consolidated Financial Statements supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 establishes the principle and application of control as the basis for an investor to identify whether an investor controls an investee and thereby requiring consolidation. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 – Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company is still in the process of assessing the impact of the application of IFRS 10 and IFRS 12 on the consolidated financial statements.

IFRS 11 – Joint Arrangements establishes the principle a joint arrangement are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangement, rather than its legal form. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IAS 28 – Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company is still in the process of assessing the impact of the application of IFRS 11 and IAS 28 on the consolidated financial statements.

11.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2012.

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	Outstanding Share Data

As at the date of this report, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 170,766,058 common shares with a recorded value of $233.0 million

Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this report, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
25,000	7.54	May 13, 2013
197,500	5.99	July 1, 2013
60,000	3.05	October 1, 2013
537,001	2.65	April 19, 2014
305,500	7.00	January 5, 2015
178,250	7.40	April 20, 2015
335,437	8.23	October 3, 2015
208,781	12.16	January 4, 2016
181,500	14.96	April 7, 2016
255,000	9.20	June 4, 2016
296,000	7.27	November 24, 2016
446,000	6.69	March 5, 2017
299,000	6.53	June 17, 2017
397,000	5.35	August 8, 2017
381,000	5.40	December 3, 2017
4,102,969

(c)	Warrants

As at the date of this report, the outstanding warrants comprise the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$6.76	July 30, 2015

13.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk. These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2012. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

attempt to mitigate these risks where practical through a range of risk management strategies.

14.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the CEO and CFO, as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at December 31, 2012, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. Based on this evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

15.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

16.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO

Myles J. Gao, Director, President	Myles J. Gao, Director, President

Yikang Liu, Director	Maria Tang, Chief Financial Officer

Earl Drake, Director	Shaoyang Shen, Chief Operating Officer

Paul Simpson, Director	Peter Torn, Corporate Secretary & General Counsel

David Kong, Director

Robert Gayton, Director

Myles J. Gao, P.Geo., President of Silvercorp, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three and Nine Months Ended December 31, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  estimates of the Company’s revenues and capital expenditures;

  estimated production from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  First Nations title claims and rights;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 27